EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF

Silicon Valley Bancshares

A Delaware Corporation

Kenneth P. Wilcox and A. Catherine Ngo certify that:

FIRST:  They are the President and the Secretary, respectively, of Silicon Valley Bancshares (the “Corporation”).

SECOND:  That Section Four of the Articles of Incorporation of the corporation now reads:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 80,000,000, consisting of 60,000,000 shares of Common Stock, $.001 par value per share (“Common Stock”), and 20,000,000 shares of Preferred Stock, $.001 par value per share.  The Preferred Stock may be issued from time to time in one or more series.  The Board of Directors is hereby authorized to fix or alter the voting rights, designations, powers, preferences and relative and other special rights, and the qualifications, limitations and restrictions of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series, or any of them, and to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of that series.”

Is amended to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 170,000,000, consisting of 150,000,000 shares of Common Stock, $.001 par value per share (“Common Stock”), and 20,000,000 shares of Preferred Stock, $.001 par value per share.  The Preferred Stock may be issued from time to time in one or more series.  The Board of Directors is hereby authorized to fix or alter the voting rights, designations, powers, preferences and relative and other special rights, and the qualifications, limitations and restrictions of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series, or any of them, and to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of that series.”

THIRD:  The foregoing Certificate of Amendment of the Certificate of Incorporation has been duly approved by the Board of Directors.

FOURTH:  The foregoing Certificate of Amendment of the Certificate of Incorporation has been duly approved by the required vote of stockholders in accordance with Section 242 of the Delaware Corporations Code.  As of February 20, 2001, the total number of outstanding shares of Common Stock of the Corporation is 49,336,142.  No shares of Preferred Stock are outstanding.  The number of shares voting in favor of the amendment equaled or exceeded the vote required.  The percentage vote required was more than 50% of the outstanding Common Stock.

We further declare under penalty of perjury under the laws of the State of Delaware that the matters set forth in the foregoing Certificate of Amendment are true and correct of our own knowledge.

IN W1TWESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and the Certificate of Amendment be signed by Kenneth P. Wilcox, President and attested by A. Catherine Ngo, Secretary on this 8th day of May, 2001.

Silicon Valley Bancshares

/s/ Kenneth P. Wilcox
Kenneth P. Wilcox, President

Attested by:

/s/ A. Catherine Ngo
A. Catherine Ngo, Secretary